July 20, 2012

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N. E.

Washington, D.C. 20549-7010

Attention:     Mr. Larry Spirgel, Assistant Director

Re:	Pandora Media, Inc.
Form 10-K for the fiscal year ended January 31, 2012
Filed March 19, 2012
File No. 001-35198

Dear Mr. Spirgel:

This letter responds to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) received by letter dated June 26, 2012, relating to the Form 10-K for the fiscal year ended January 31, 2012 (the “Form 10-K”) and Form 10-Q for the three months ended April 30, 2012 (the “Form 10-Q”) of Pandora Media, Inc. (“Pandora,” the “Company” or “we”). For ease of review, we have set forth each of the Staff’s comments in bold print below, followed by the Company’s responses thereto, including, where relevant, disclosure from the Company’s Form 10-K and Form 10-Q with revised disclosure proposed to be included in future filings, marked to show changes against the Company’s past disclosure.

Form 10-K for the Fiscal Year Ended January 31, 2012 Distribution, page 4

General

1.	Please revise your disclosure throughout the filing to clarify that by mobile monetization efforts you refer to the challenge of increasing your sale of inventory to advertisers as a result of the increase in listening hours from mobile devices, as opposed to technological challenges in your mobile platform.

Response: In future filings, the Company will clarify that mobile monetization will require the sale of additional advertisements to fully utilize the added inventory resulting from growth in mobile listening.

The Company respectfully submits that part of the challenge of selling digital advertising inventory remains the ability to develop ad product solutions for engaging advertisers’ desired audiences in a compelling manner across the Company’s delivery platforms. As such, the Company respectfully submits that it is appropriate in future filings to supplement, in lieu of replacing, existing disclosure in order to highlight the Company’s core focuses of (a) developing ad product solutions that successfully deliver advertisers’ messages in a compelling manner across the range of its delivery platforms while maintaining the Company’s listener experience, (b) penetrating local advertising markets, (c) providing advertisers access to their desired demographics, including expanded demographic pools gained through new delivery platforms and (d) convincing advertisers of the efficacy of emerging internet radio and mobile digital advertising opportunities, which in turn are required to enable the Company to monetize inventory from its significant growth in listener hours, particularly in mobile listenership.

2101 Webster Street	510.451.4100
Suite 1650	fax 510.451.4286
Oakland CA 94612	www.pandora.com

For example, the Company will in future filings highlight integrated challenges of selling advertising inventory with the following disclosures by:

•

In “Risk Factors—Risks Related to Our Business—Internet radio is an emerging market, which makes it difficult to evaluate our current business and future prospects” on page 13 of the Company’s Form 10-K, revising the third bullet to clarify the challenge of the Company’s “ability to effectively monetize listener hours, particularly with respect to listener hours on mobile devices, by growing our sales of advertising inventory created from growing listener hours and developing compelling ad product solutions that successfully deliver advertisers’ messages across the range of our delivery platforms while maintaining our listener experience in continually evolving markets”;

•

In “Risk Factors—Risks Related to Our Business—Our failure to convince advertisers of the benefits of our service in the future could harm our business” on page 14 of the Company’s Form 10-K, revising the lead-in sentence and adding a new fifth bullet to clarify that the Company’s “ability to attract and retain advertisers, and ultimately to sell our advertisement inventory to generate advertising revenue, depends on a number of factors, including…demonstrating the value of advertisements to reach targeted audiences across all of our delivery platforms, including the value of mobile digital advertising”; and

•

In “Risk Factors—Risks Related to Our Business—Our operating results may fluctuate, which makes our results difficult to predict and could cause our results to fall short of expectations” on page 24 of the Company’s Form 10-K, revising the second bullet to clarify the uncertainty of the Company’s: “ability to more effectively monetize mobile listener hours by increasing the sale of mobile advertising inventory as the number of listener hours on mobile devices grow”.

The Company respectfully submits that the above sample supplemental disclosures are intended to augment the supplemental disclosures provided below made in response to the Staff’s specific comments.

Management’s Discussion and Analysis, page 42

2.	We note your responses to comments 2 and 4 in your response letter dated May 24, 2012 and the information provided in our telephone call on June 14, 2012. Please revise to clarify that your discussion of mobile monetization efforts does not refer to increasing your advertising specifically for mobile platforms, and that your advertising clients target specific listener demographics with no preference for a particular media platform. Clarify that the principal challenge posed by mobile monetization involves increasing your advertising revenues at a rate commensurate with your rapid growth in content acquisition costs due to significant increase of listening hours by users on mobile platforms compared to traditional platforms.

Response: The Company respectfully provides the following supplemental information to the Staff. The Company will in future filings clarify that the principal challenge posed by mobile monetization involves increasing advertising revenues from advertising inventory provided by the significant growth in listener hours on mobile devices above the content acquisition costs imposed by such listener hours. Currently the percentage of advertising spending allocated to digital advertising on mobile devices is lower than that allocated to traditional online advertising. The Company must therefore convince advertisers of the capabilities of mobile digital advertising opportunities so that they migrate their advertising to such nascent platforms, as further explained in the Company’s response No. 6 in this response letter.

In response to the Staff’s comments, the Company markets a comprehensive suite of advertising products across several delivery platforms, including traditional computer, mobile and other connected device platforms, such as automobiles and consumer electronics, which enables national and local advertisers to target and connect with listeners based on attributes including age, gender, zip code and content preferences. The Company does not focus on selling ads on a particular platform. Although some advertisers may choose to target specific demographics by weighting their advertising purchases towards certain platforms to target specific demographics that they feel are addressed by the platforms, the Company’s strategy is to effectively monetize listener hours across all of its platforms through multi-platform ad campaigns.

In response to the Staff’s comments, in future filings, the Company will clarify that the Company’s mobile monetization efforts are not principally aimed at independently increasing advertising specifically for mobile platforms, but rather are part of developing, improving and marketing multi-platform campaigns to advertisers.

The Company respectfully provides the following proposed supplemental disclosure in “Business—Advertising” on page 5 of the Company’s Form 10-K:

“Our advertising strategy focuses on developing our core suite of display, audio and video advertising products and marketing these products to advertisers for delivery across traditional computer, mobile and other connected device platforms, such as automobiles and consumer electronics. We believe that our ability to run multi-platform ad campaigns enables advertisers to deliver their advertising messages to listeners anytime and anywhere they enjoy music and comedy, providing a unique advertising opportunity that is central to our achieving and sustaining profitability. As listenership on our mobile platforms has grown more rapidly than on our other platforms, we have sought to improve our advertising products for the mobile environment to better enable us to develop and market multi-platform advertising solutions.”

The Company respectfully provides the following proposed supplemental disclosure in “Risk Factors—Risks Related to Our Business—We have incurred significant operating losses in the past and may not be able to generate sufficient revenue to be profitable” on page 13 of the Company’s Form 10-K:

We have incurred significant operating losses in the past and may not be able to generate sufficient revenue to be profitable.

Since our inception in 2000, we have incurred significant net operating losses and, as of January 31, 2012, we had an accumulated deficit of $101.4 million. A key element of our strategy is to increase the number of listeners and listener hours to increase our market penetration, including the number of listener hours on mobile and other connected devices, such as automobiles and consumer electronics. However, as our number of listener hours increases, the royalties we pay for content acquisition also increase. We have not in the past generated, and may not in the future generate, sufficient revenue from the sale of advertising and subscriptions to offset such royalty expenses. In particular, we have not been able to generate additional revenue from our advertising products as rapidly as we have been able to grow our listener hours, particularly on mobile and other connected devices. Part of the challenge that we face in increasing sales to monetize inventory generated by mobile devices is that radio advertising has traditionally attracted primarily local advertisers and we are still at an early stage of building our sales capability and penetrating local advertising markets. In addition, to the extent that our listener base on mobile platforms may skew to different demographics than we have historically sold on our traditional computer platform, we must identify such demographics and convince advertisers of the capabilities of mobile advertising to maximize advertising inventory utilization across our multi-platform ad campaigns.

If we cannot successfully earn revenue at a rate that exceeds the operational costs associated with increased listener hours, we may not be able to achieve or sustain profitability. In addition, we expect to invest heavily in our operations to support anticipated future growth and the reporting and compliance obligations to which we are subject as a public company. As a result of these factors, we expect to continue to incur operating losses on an annual basis ~~through at least fiscal 2013~~ in the near term.”

The Company respectfully provides the following proposed supplemental disclosure in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview” in the Company’s future filings on page 42 of the Company’s Form 10-K:

“Given the royalty structures in effect with respect to content acquisition, our content acquisition costs increase with each additional listener hour, regardless of whether we are able to generate more revenue. As such, our ability to achieve and sustain profitability and operating leverage depends on our ability to increase our revenue per hour of streaming through increased advertising sales across all of our delivery platforms. To date, we have not been able to generate additional revenue from our advertising products as rapidly as we have been able to grow our listener hours, particularly in relation to our mobile listenership, which has experienced significant growth.

As our mobile listenership increases, we face new challenges in optimizing our advertising products for delivery on mobile and other connected device platforms and monetizing inventory generated by listeners using these platforms. The mobile digital advertising market is nascent, with lower overall spending levels than traditional online advertising markets, and faces technical challenges due to fragmented platforms and lack of standard audience measurement protocols.

In addition, we expect to increase the number of ~~audio~~ ad campaigns for ~~both~~ our traditional computer~~-based and~~, mobile and other connected device platforms with local advertisers, placing us in more direct competition with broadcast radio for advertiser spending, ~~and these advertisers predominantly focus on local advertising~~ especially for audio advertisements. By contrast, historically our display advertisers have been predominantly national brands. To successfully ~~sell audio ads~~ monetize our growing listener hours, we may have to convince a substantial base of local advertisers of the benefits of advertising on the Pandora service, including demonstrating the effectiveness and relevance of our advertising products across the range of our delivery platforms.”

Advertising Revenues, page 44

3.	We note your response to comment 4 in your response letter dated May 24, 2012. You stated that “to assist management in the directional evaluation of mobile monetization efforts and to provide insights into trends, the Company does estimate disaggregated advertising revenue across its delivery platforms and has included disclosure of these estimates in recent filings to provide investors with insights into the key trends upon which management is focused.” Clarify why this information provides investors with insights into the key trends upon which management is focused.

Response: The Company respectfully submits that there have been periods in which it has not been able to generate additional revenue from our advertising products as rapidly as it has been able to grow listener hours, particularly on mobile and other connected devices, such as automobiles and consumer electronics. As disclosed on page 14 of the Company’s 10-K, the “number of listener hours on mobile devices has surpassed listener hours on traditional computers, and [the Company] expect[s] that this trend will continue.” Management is currently focused, as a part of its overall evaluation of the Company’s business development and potential profitability, on trends in mobile monetization. Estimates of disaggregated advertising revenue across the Company’s delivery platforms provide management with dashboard-level information of the Company’s ability to monetize its growth in listener hours. Although the Company does not measure revenue-by-platform with the precision required for financial statement reporting, such snapshots can provide management and, we believe, investors insights in the directional trend of the Company’s monetization efforts. In addition, the Company currently monitors dashboard-level information related to mobile and other connected device monetization on an aggregated basis, but expects the relevant dashboard-level information useful to management and investors to change over time as existing efforts to monetize certain platforms mature and efforts to monetize other platforms increase. For example, separate dashboard-level information specific to the automobile and consumer electronics platforms may be monitored in future periods should listening increase in these areas.

Consolidated Statements of Operations, page 60

4.	Please revise your presentation to include a separate line item for cost of revenue followed by two sub-categories: content acquisition and cost of revenue – other (the latter of which is currently presented as cost of revenue). Conform your presentation of cost of revenue in the Selected Financial Data on page 40 and Selected Quarterly Financial Data on page 96 with your revised presentation herein. Additionally, please discuss content acquisition costs within the context of cost of revenue in the MD&A.

Response: In response to the Staff’s comments, the Company will in future filings provide separate line items for “cost of revenue—content acquisition” and “cost of revenue—other.” The Company presents below its results of operations table for the quarter ended April 30, 2012 to illustrate the Company’s presentation in future filings:

	2011	2012
Costs and expenses:
Cost of revenue – Content acquisition costs	29,158	55,818
Cost of revenue – Other	4,360	6,917
Product development	2,731	4,119
Marketing and sales	12,964	23,460
General and administrative	6,943	10,612

Total costs and expenses	56,156	100,926

Form 10-Q for the Quarter Ended April 30, 2012

Advertising Revenue, page 23

5.	In order to provide investors with insight into your results of operations, please quantify each variable attributable to the increase in revenues. In addition, in accordance with Item 303(a)(3) of Regulation S-K, quantify your growth with regard to price and volume. For instance, please discuss how pricing (i.e., premium sell-through), length and number of advertising campaigns, local versus national advertising and your advertising delivery methods (i.e., impressions, click-throughs) have impacted revenue growth and overall monetization.

Response: In response to the Staff’s comments, the Company will supplement the results of operations disclosures with more quantitative information. As illustrative of proposed disclosures in future filings, the Company provides an example of expanded results of operations disclosure as applied to the quarter ended April 30, 2012 as follows:

“Three months ended 2011 compared to 2012. Advertising revenue increased $26.9 million primarily due to an increase ~~due~~ in listener hours of approximately 92% thereby increasing the volume of available inventory of opportunities we have to sell advertisements. This increase in listening hours, combined with an increase in our sales force by approximately 80% year-over-year, led to an increase in the number of advertising campaigns ~~enabled by higher listener hours across our traditional computer as well as mobile and other connected device platforms, and by an increase in the size of our sales force as compared to the prior year~~ in the period. Subscription revenue increased $2.8 million due to an increase in the number of subscribers. Total revenue per thousand listening hours decreased from approximately $32 to approximately $26 year-over-year primarily due to listening hours growing at a faster pace than revenue as well as the period ending April 30, 2011 including revenue from one advertiser that accounted for 12% of total revenue.”

In response to the Staff’s comments, the Company respectfully submits that Company management focuses on total revenue per thousand listening hours (“RPMs”) across the Company’s delivery platforms as a top-line indicator of the Company’s monetization efforts, as this measure encompasses all variables that influence revenue in relation to total available inventory. The Company respectfully submits that, as discussed below, other potential components of the Company’s results of operations noted in the Staff’s comments are either not suitable for period-to-period quantitative comparisons, are not focused on by management in its evaluation of the Company’s business, and/or are encompassed by total RPMs.

Due to the nature of the Company’s business, the ability to provide traditional quantitative disclosures of certain individual components of its results of operations meaningful for period-to-period comparisons is limited. The Company’s advertising products are highly configurable, are evolving and are bundled within unique, customized advertising campaigns. The Company respectfully submits that these characteristics reduce visibility into the separate impacts from, and diminish period-to-period comparability of, the individual components. In particular, while the selling price is a factor in driving revenue growth, management does not focus on average selling price when comparing year-over-year results given the number of variables that influence selling price and the fact that the management is focused on revenue compared to all available inventory, whether or not sold in the period. For example, the price of an advertising campaign may vary based on the number of impressions to be delivered, the type and mix of advertising products involved, the time of year the advertising will run and other factors. The average selling price may also be influenced by whether or not the Company is able to monetize its available inventory through premium sales as opposed to through third-party networks which yield a lower price. The significant number of variables that influence average selling price diminish its period-to-period comparability, and as a result, management does not focus on average selling price when comparing period-to-period results, but rather focuses on RPMs as the central indicator of the Company’s monetization efforts.

In addition, the length and number of advertising campaigns varies based on advertisers’ marketing strategies and fluctuates from period to period. Likewise, the dollar magnitudes of various advertising campaigns widely fluctuate. For these reasons, among others, in management’s opinion, the length and number of advertising campaigns does not provide summary insights useful for evaluating the Company’s ability to utilize its advertising inventory on a comparative period-to-period basis. Similarly, the Company respectfully submits that while penetration into local advertising markets is a focus of the Company’s business, the Company is in the early stages of this effort and the characterization of “local” versus “national” advertising is subjective, and therefore does not currently render useful quantitative period-to-period breakdowns. While management is focused on establishing and building its local sales force and expanding its national sales efforts, the resulting revenue cannot currently be characterized consistently as “local” versus “national” as there is substantial crossover. With respect to advertising delivery metrics such as impressions, Company management concentrates on top-line, yield-based RPMs instead of more granular elements of RPMs that vary across the Company’s product offerings. Furthermore, Company management discusses total RPMs instead of sell-through because it views total RPMs as the best proxy to evaluate the results of the Company’s monetization efforts in that total RPMs provides a yield-based metric that captures both sell through and pricing into a single top-line number useful for period to period comparison.

The Company may in future filings discuss other components noted by the Staff and the granular elements of total RPMs as relevant influencers in the Company’s results of operations, such as decreases in the average selling prices of the available inventory sold through third-party networks, to the extent these other components represent significant drivers of the period-to-period fluctuations. However, the Company respectfully proposes that its future periodic disclosure will primarily reflect management’s core quantitative focus on total RPMs, as provided in the above illustrative example, as supplemented with component disclosure when relevant.

6.	Considering that 70% of your listening hours (and thus, advertising inventory) consist of mobile listening hours, please clarify how renewed focus on multiplatform advertising will help you attain profitability and whether the increases in your current listener base and listener hours across all platforms have created sufficient advertising inventory within desired demographics to attract advertisers to your multi-platform offering.

Response: The Company respectfully submits that its supplemental disclosures provided in response to Comment 2 of this response letter for “Business—Advertising” on page 5 and “Risk Factors—Risks Related to Our Business—We have incurred significant operating losses in the past and may not be able to generate sufficient revenue to be profitable” on page 13 of the Company’s Form 10-K clarify how the Company believes its focus on multi-platform advertising will contribute to the Company attaining profitability, as well as presents the challenges stemming from increased listener hours.

In addition, in response to the Staff’s comments, in future filings, the Company will further highlight the challenges created by the Company’s increase in mobile listenership with the following proposed disclosure in “Risk Factors—Advertising on mobile devices, such as smartphones, is an emerging phenomenon, and if we are unable to increase revenue from our advertising products delivered to mobile devices, our results of operations will be materially adversely affected” on page 14 of the Company’s Form 10-K:

“Digital advertising on mobile devices is an emerging phenomenon, and the percentage of advertising spending allocated to digital advertising on mobile devices is lower than that allocated to traditional online advertising. According to IDC, the percentage of U.S. advertising spending allocated to advertising on mobile devices was less than 1% in 2010, compared to 13% for all online advertising. We must therefore convince advertisers of the capabilities of mobile digital advertising opportunities so that they migrate their advertising spend toward demographics and ad solutions that more effectively utilize mobile inventory. Our cost of content acquisition or licensing fee is currently calculated on the same basis whether a listening hour is consumed on a traditional computer or a mobile device. To date, we have not been able to generate revenue from our advertising products delivered to mobile and other connected devices, such as automobiles and consumer electronics, as effectively as we have for our advertising products served on traditional computers.

Radio advertising has traditionally attracted primarily local advertisers, and we are still at an early stage of building our sales capability to penetrate local advertising markets, which we view as a key challenge in monetizing our listener hours, including listener hours on mobile and other connected devices. In addition, while a substantial amount of our revenue has traditionally been derived from display ads, some display ads may not be currently optimized for use on certain mobile devices. For example, display ads are not well-suited for use on smartphones due to the size of the device screen and may not be appropriate for automobiles due to safety considerations. Further, some display ads may not be optimized to take advantage of the multimedia capabilities of connected devices. By contrast, audio ads are better-suited for delivery in automobiles and across mobile and connected device platforms and video ads can be optimized for a variety of platforms. ~~Our~~ However, our audio and video advertising products are relatively new and have not been as widely accepted by advertisers as our traditional display ads. In addition, the introduction of audio advertising places us in more direct competition with terrestrial radio, as many advertisers that purchase audio ads focus their spending on terrestrial radio stations ~~Thus, one challenge we face in promoting audio ads is overcoming any reluctance of these advertisers to migrate their advertising spend to online advertising.,~~ who traditionally have strong connections with local advertisers.

We have plans to increase our number of listener hours on mobile and other connected devices, including our efforts to expand the reach of our service by making it available on an increasing number of such devices, such as smartphones and devices connected to or installed in automobiles. In order to effectively monetize such increased listener hours, we must, among other things, convince advertisers to migrate spending to nascent advertising markets, penetrate local advertising markets and develop compelling ad product solutions, and we cannot assure you that we will be able to effectively monetize inventory generated by listeners using mobile and connected devices, or the time frame on which we may do so.”

7.	Discuss the underlying reasons for the significant percentage increase in content acquisition costs in relation to total revenues, which most recently rose from 57% to 69% between your first fiscal quarter of 2012 and first fiscal quarter of 2013. State, if true, that the primary reason for such percentage increase is that you have not generated enough advertising revenues to offset the increasing content acquisition costs resulting from the significant increase in listening hours from mobile devices. Disclose whether this is a known trend that you expect to continue or change in the future and the reasons why. Please address how you expect to grow your advertising revenues to mitigate the impact of increasing acquisition costs resulting from possibly higher royalty rates after 2015 and your continuing growth in listenership hours. Refer to Item 303(A)(3)(ii) of Regulation S-K.

Response: In response to the Staff’s comments, the Company will clarify that the increases in content acquisition costs in relation to total revenues are due primarily to the growth in listener hours on mobile devices for which the Company has not been able to as effectively generate revenue as compared to listener hours on traditional computers. To a lesser extent, the increase is also due to increased royalty rates in 2012 as compared to 2011 as part of the “Pureplay Settlement” agreement disclosed on page 9 of the Company’s Form 10-K, which impacts operating margins for listener hours overall across the Company’s delivery platforms.

As illustrative of proposed disclosure in future filings, the Company provides an example of “Cost of revenue – Content acquisition costs” as applied to the quarter ended April 30, 2012 as follows:

“Three months ended 2011 compared to 2012. Content acquisition ~~expenses~~ costs increased $26.7 million due to increased royalty payments driven by increased listener hours, higher royalty rates due to scheduled rate increases and higher revenue. Content acquisition costs as a percentage of total revenue increased from 57% to 69%, primarily due to the growth in listener hours on mobile devices for which we have not been able to as effectively generate revenue as compared to listener hours on traditional computers.”

The Company has disclosed that it faces continued challenges to monetize listener hours, in particular mobile listener hours, and that potentially higher royalty rates after 2015 may cause its operating costs to significantly increase. The Company respectfully submits that its overall advertising strategy as disclosed in its filings (including, among other things, developing its core suite of display, audio and video advertising products for all of its delivery platforms, increasing penetration into local advertising markets and demonstrating the efficacy of its advertising products for the mobile environment) remains consistent in the face of these risks and uncertainties.

Content Acquisition, page 24

8.	Although we note that the significant increase in listening hours from mobile devices results in a significant increase in advertising inventory available for sale, we note that it also results in a significant increase in content acquisition costs. You disclose on page 16 of the Form 10-K that in order to attain and maintain profitability, you need to recruit, integrate and retain skilled and experienced sales personnel who can demonstrate your value proposition to advertisers and increase the monetization of listener hours, particularly on mobile devices. In this regard, please discuss your expectations and challenges regarding your ability to sell enough advertising inventory to attain and maintain profitability. Discuss the specific challenges your sale force is facing in demonstrating the value proposition to advertisers and increasing the monetization of listener hours, and particularly on mobile devices, per your disclosure. Discuss for how long you expect this negative trend will continue impacting your operating results.

Response: In response to the Staff’s comments, the Company will in future filings clarify on page 16 of the Company’s Form 10-K that “Our rapid growth has placed, and will continue to place, significant demands on our management and our operational and financial infrastructure. In order to attain and maintain profitability, we will need to recruit, integrate and retain skilled and experienced sales personnel who can demonstrate our value proposition to advertisers and increase the monetization of listener hours, particularly on mobile devices, by developing relationships with both national and local advertisers to convince them to migrate advertising spending to online and mobile digital advertising markets and utilize our advertising product solutions.” The Company will also clarify that it does not organize its sales force by specific platforms by supplementing “Business—Sales and Marketing” on page 5 of the Company’s Form 10-K to say “we organize our sales force into multiple teams that are each focused on selling advertising across our traditional computer, mobile and other connected device platforms.”

The Company respectfully submits that the challenges encountered by the Company’s sales force in demonstrating the value proposition to advertisers are further disclosed throughout the Company’s Form 10-K, as supplemented by the proposed additional disclosures in this response letter, including in:

•

“Risk Factors—Risks Related to Our Business—Our failure to convince advertisers of the benefits of our service in the future could harm our business” on page 14 of the Company’s Form 10-K (disclosing the challenges of achieving the scale and market penetration, including into local advertising, necessary to demonstrate the effectiveness of the Company’s advertising platforms);

•

“Risk Factors—Risks Related to Our Business—Advertising on mobile devices, such as smartphones, is an emerging phenomenon, and if we are unable to increase revenue from our advertising products delivered to mobile devices, our results of operations will be materially adversely affected” on page 14 of the Company’s Form 10-K (disclosing the challenges of the mobile advertising market in particular);

•

“Risk Factors—Risks Related to Our Business—Our success depends upon the continued acceptance of online advertising as an alternative or supplement to offline advertising” on page 19 of the Company’s Form 10-K (disclosing the challenges of limited online advertising spending in general and competition with larger and more established online marketing and media companies); and

•

“Risk Factors—Risks Related to Our Business—Unavailability of, or fluctuations in, third-party measurements of our audience may adversely affect our ability to grow advertising revenue” on page 19 of the Company’s Form 10-K (disclosing the challenges of third-party measurements to demonstrate to advertisers the reach and usage of our service).

With respect to the duration that the Company expects to face challenges in monetizing its listening hours to attain and maintain profitability on a GAAP basis, the Company proposes the following supplemental disclosure in future filings on page 43 of the Company’s Form 10-K:

“Our total revenue has grown from $55.2 million in fiscal 2010 to $274.3 million in fiscal 2012. At the same time, our total cost and expenses have grown from $70.6 million in fiscal 2010 to $285.3 million in fiscal 2012, principally as a result of the growth in content acquisition expenses. As the volume of music we stream to listeners increases, our content acquisition expense will also increase, regardless of whether we are able to generate more revenue. In addition, we expect to invest heavily in our operations to support anticipated future growth and public company reporting and compliance obligations. ~~As a result of these factors, we expect to continue to incur operating losses on an annual basis through at least the end of fiscal 2013~~ One of our key objectives is furthering our market leadership in internet radio, which we believe will strengthen our brand and help us to convince advertisers to allocate spending towards our ad products. As such, a central focus is adding, retaining and engaging listeners to build market share and grow our listener hours. For the foreseeable future, we expect that there will be periods during which our ability to monetize listener hours will lag the growth in listener hours. While in the long-term, to the extent our business matures and our market leadership becomes more comprehensive, we expect that the growth rate in our listener hours will decline relative to our increased ability to monetize listener hours, we do not expect to be profitable on an annual basis in the near term.”

As requested by the Staff, the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions regarding the foregoing, please contact me at 510-842-7939.

Very truly yours,

/s/ Steven Cakebread
Steven Cakebread
Executive Vice President and Chief Financial Officer

cc:	Gregory Dundas, Attorney-Advisor, Securities and Exchange Commission
Kathryn Jacobson, Senior Accountant, Securities and Exchange Commission
Dean Suehiro, Senior Accountant, Securities and Exchange Commission
Mr. Joseph Kennedy, Chief Executive Officer, President and Chairman, Pandora Media, Inc.
Ms. Delida Costin, Senior Vice President, General Counsel and Secretary, Pandora Media, Inc.
Martin A. Wellington, Davis Polk & Wardwell, LLP